Exhibit 99.5

Satyam Computer Services Limited

Description of Business

The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Statement on Significant Accounting Policies

a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

Satyam Computer Services Limited

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at March 31, 2005

Rs. in lakhs

	Schedule	As at	As at
	Reference	31.03.2005	31.03.2004
I. Sources of Funds:
1. Shareholders’ Funds
(a) Share Capital	1	6,385.31	6,325.03
(b) Share application money, pending allotment		44.66	18.62
(c) Reserves and Surplus	2	315,317.45	251,751.58

		321,747.42	258,095.23

2. Loan Funds
(a) Secured Loans	3	986.50	729.55

		322,733.92	258,824.78

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		93,769.64	84,715.90
(b) Less: Depreciation		68,541.14	59,775.51

(c) Net Block		25,228.50	24,940.39
(d) Capital Work in Progress		6,468.14	2,217.18

		31,696.64	27,157.57

2. Investments	5	7,848.18	7,475.11

3. Deferred Tax Assets (net)	6	1,070.96	529.31

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	76,516.69	59,281.50
(b) Cash and Bank Balances	8	236,330.75	181,535.92
(c) Loans and Advances	9	11,989.06	9,058.47
(d) Other Current Assets
- Interest Accrued on Fixed Deposits		2,445.89	9,145.95

		327,282.39	259,021.84

Less: Current Liabilities and Provisions
(a) Liabilities	10	26,287.12	19,453.23
(b) Provisions	11	18,877.13	15,905.82

		45,164.25	35,359.05

Net Current Assets		282,118.14	223,662.79

		322,733.92	258,824.78

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : April 21, 2005		Place : Secunderabad Date : April 21, 2005

Satyam Computer Services Limited

Profit and Loss Account for the year ended March 31, 2005

Rs. in lakhs

		Year	Year
	Schedule	Ended	Ended
	Reference	31.03.2005	31.03.2004
Income

Services
- Exports		336,243.08	247,201.18
- Domestic		10,179.42	6,953.34
Other Income	12	8,255.49	8,173.07

		354,677.99	262,327.59

Expenditure

Personnel Expenses	13	199,758.83	133,791.72
Operating and Administration Expenses	14	57,748.88	51,104.94
Financial Expenses		75.73	74.88
Depreciation		10,394.21	11,161.58

		267,977.65	196,133.12

Profit Before Taxation		86,700.34	66,194.47
Provision for Taxation - Current		12,216.00	10,800.00
- Deferred		(541.66)	(184.71)
Profit After Taxation		75,026.00	55,579.18
Add: Balance brought forward from previous year		148,797.36	113,513.92

Profit Available for Appropriation		223,823.36	169,093.10

Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each		6,362.64	3,779.19
(2004 — Rs.1.20 per Equity Share )
Final Dividend @ Rs. 3.00 per Equity Share of Rs. 2 each		9,600.46	8,892.93
(2004 — Rs.2.80 per Equity Share )
Tax on distributed profits		2,086.18	1,623.62
Transfer to General Reserve		7,510.00	6,000.00

Balance carried to Balance Sheet		198,264.08	148,797.36

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		23.61	17.64
Diluted		23.12	17.36

No. of Shares used in computing Earnings Per Share
Basic		317,751,639	315,080,584
Diluted		324,445,776	320,133,536

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : April 21, 2005		Place : Secunderabad Date : April 21, 2005

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

Rs. in lakhs

		As at	As at
		31.03.2005	31.03.2004
1.	Share Capital
	Authorised :	7,500.00	7,500.00

	3,750,00,000 Equity Shares of Rs. 2 each

	Issued and Subscribed :	6,385.31	6,325.03

	319,265,291 (2004 — 316,251,710) Equity Shares of Rs. 2 each fully paid-up

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
34,016,154 (2004 — 33,639,972) Equity Shares of Rs. 2 each fully paid-up represent 17,008,077 (2004 — 16,819,986) American Depository Shares

	4,725,291 (2004 — 1,711,710) Equity Shares of Rs. 2 each fully paid-up were allotted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	82,492.33	78,711.38
	Add: Received on account of issue of ADS / ASOP	6,601.78	3,780.95

		89,094.11	82,492.33

	General Reserve
	As at the commencement of the year	20,368.85	14,890.92
	Add: Transfer from the Profit and Loss Account	7,510.00	6,000.00

		27,878.85	20,890.92
	Less: Amortization of Goodwill	—	522.07

		27,878.85	20,368.85

	Employee Stock Options
	Employee Stock Options Outstanding	80.41	93.58
	Less: Deferred Employee Compensation	—	0.54

		80.41	93.04

	Balance in Profit and Loss Account	198,264.08	148,797.36

		315,317.45	251,751.58

3.	Secured Loans
	Vehicle Loans	986.50	729.55

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

Rs. in lakhs

		GROSS BLOCK				DEPRECIATION				NET BLOCK
		As at		Deletions /	As at	As at		Deletions/	As at	As at	As at
	DESCRIPTION	01.04.2004	Additions	Adjustments	31.03.2005	01.04.2004	For the year	Adjustments	31.03.2005	31.03.2005	31.03.2004
1.	Land & Land Development
	-Freehold*	1,813.90	264.02	—	2,077.92	—	—	—	—	2,077.92	1,813.90
	-Leasehold	813.30	—	—	813.30	1.56	0.41	—	1.97	811.33	811.74
2.	Buildings**	5,211.38	713.65	—	5,925.03	859.31	192.80	—	1,052.11	4,872.92	4,352.07
3.	Plant and Machinery	60,165.67	7,722.04	307.12	67,580.59	46,248.60	8,209.40	305.93	54,152.07	13,428.52	13,917.07
	(Including Computers and Software)
4.	Office Equipment	1,162.97	454.62	3.80	1,613.79	812.32	183.13	3.80	991.65	622.14	350.65
5.	Furniture, Fixtures and Interiors	12,812.68	798.00	194.33	13,416.35	10,305.94	1,363.54	194.33	11,475.15	1,941.20	2,506.74
6.	Vehicles	1,900.67	960.16	518.17	2,342.66	712.45	444.93	289.19	868.19	1,474.47	1,188.22

	Total	83,880.57	10,912.49	1,023.42	93,769.64	58,940.18	10,394.21	793.25	68,541.14	25,228.50	24,940.39

	As at 31.03.2004	77,589.26	7,586.77	460.13	84,715.90	48,357.95	11,683.65	266.09	59,775.51	24,940.39

*	Includes Rs. 264.02 lakhs (2004 — Rs.Nil ) in respect of which deed of conveyance is pending. Refer Note (d) of Schedule 15

**	Includes Rs. 2,128.49 lakhs (2004 — Rs.1,414.84 lakhs ) constructed on leasehold land.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

Rs. in lakhs

	As at		As at
	31.03.2005		31.03.2004
5. Investments

Long Term
i) Trade (Unquoted)

SIFY Limited		2,203.57		2,203.57
11,182,600 Equity Shares of Rs. 10 each, fully paid-up

Satyam Venture Engineering Services Private Limited		354.45		354.45
3,544,480 Shares of Rs. 10 each, fully paid-up

CA Satyam ASP Private Limited		716.90		716.90
7,168,995 Equity Shares of Rs. 10 each, fully paid-up

Intouch Technologies Limited	1,090.18		1,090.18
833,333 shares of 20 US cents each, fully paid-up
Less : Provision for diminution	1,090.18	—	1,090.18	—

Medbiquitious Services Inc.,	157.08		157.08
334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
Less : Provision for diminution	157.08	—	157.08	—

Avante Global LLC.,	254.36		254.36
577,917 class ‘A’ units representing a total value of US Dollars 540,750
Less : Provision for diminution	254.36	—	254.36	—

Jasdic Park Company	75.18		75.18
480 Shares of J Yen 50,000 each, fully paid-up
Less : Received on liquidation	26.31		26.31
Less : Provision for diminution	48.87	—	48.87	—

Investments in subsidiary companies

Satyam Technologies Inc., #		2,022.09		2,022.09
100,000 common Stock of 1 US Cent each, fully paid-up

Nipuna Services Limited		1,826.80		1,826.80
18,268,000 Equity Shares of Rs. 10 each, fully paid-up

Satyam Computer Services (Shanghai) Co. Limited$$		724.31		351.24
(Subscribed during the year Rs. 373.07 Lakhs)

Satyam (Europe) Limited	698.04		698.04
1,000,000 Equity Shares of 1 GBP each, fully paid-up
Less: Provision for losses	698.04	—	698.04	—

Satyam Japan KK	41.69		41.69
200 Common Stock of J Yen 50,000 each, fully paid-up
Less: Provision for losses	41.69	—	41.69	—

Satyam Asia Pte Limited	102.61		102.61
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
Less: Provision for losses	102.61	—	102.61	—

Dr. Millennium, Inc.,	308.83		308.83
710,000 Common Stock of 1 US Dollar each , fully paid-up
Less : Received on account of reduction of Share Capital	298.62		298.62
Less: Provision for losses	10.21	—	10.21	—

VisionCompass, Inc.	8,993.91		8,993.91
425,000,000 Common Stock of 1 US Cent each, fully paid-up
Less : Provision for diminution	8,993.91	—	8,993.91	—

Satyam IdeaEdge Technologies Private Limited	1.00		1.00
10,000 Equity Shares of Rs. 10 each, fully paid-up
Less : Provision for diminution	1.00	—	1.00	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.06		0.06

		7,848.18		7,475.11

#	The name of Satyam Manufacturing Technologies, Inc. has been changed to Satyam Technologies, Inc. w.e.f. March 17, 2005

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

Rs. in lakhs

		As at	As at
		31.03.2005	31.03.2004
6.	Deferred Tax Assets/(Liabilities)
	Debtors	1,039.76	782.81
	Advances	76.04	74.55
	Fixed Assets	(1,286.81)	(1,076.15)
	Others	1,241.97	748.10

		1,070.96	529.31

7.	Sundry Debtors (Unsecured)
	Considered good*
	(a) Over six months old	2,472.59	1,710.13
	(b) Other debts	74,044.10	57,571.37

		76,516.69	59,281.50
	Considered doubtful**	9,501.41	7,784.10

		86,018.10	67,065.60
	Less: Provision for doubtful debts **	9,501.41	7,784.10

		76,516.69	59,281.50

*	Debtors include dues from subsidiaries Rs. 123.88 lakhs (2004 — Rs. 400.79 lakhs) and Unbilled revenue Rs.7,227.54 lakhs (2004 — Rs.1,193.00 lakhs )

**	Includes dues from subsidiaries Rs. 1,889.15 lakhs (2004 — Rs. 1,889.15 lakhs)

8.	Cash and Bank Balances*

	Cash on hand	8.96	5.20
	Remittances in transit	6,663.69	—
	Balances with Scheduled Banks
	- On Current Accounts	39,768.26	31,373.84
	- On Deposit Accounts	180,438.49	146,915.95
	Unclaimed Dividend Accounts	458.28	359.11
	Balances with Non-Scheduled Banks**
	- On Current Accounts	8,993.07	2,881.82

		236,330.75	181,535.92

*	Includes unutilised amount of ADS issue proceeds — Rs. 39,214.12 lakhs (2004 - Rs. 39,214.12 lakhs)

**	Refer note (f) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)
	Secured - Loans	22.09	30.30
	Unsecured - Advances recoverable in cash or in kind or for value to be received*	8,330.53	6,317.88
	- Deposits	3,636.44	2,710.29
	Considered doubtful - Advances **	6,254.25	6,186.50

		18,243.31	15,244.97
	Less: Provision for doubtful Advances **	6,254.25	6,186.50

		11,989.06	9,058.47

*	Includes advances and share application money to subsidiaries Rs. 1,017.30 lakhs (2004 — Rs. 67.10 lakhs)

**	Includes due from subsidiaries Rs. 4,812.34 lakhs (2004 — Rs. 4,812.34 lakhs)

10.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—
	- Dues to other than small scale industrial undertakings	18,787.61	15,080.85
	Advances from Customers	101.37	80.80
	Unearned Revenue	2,461.09	814.76
	Investor Education Protection Fund — Unclaimed Dividends	458.28	359.11
	Other Liabilities	4,478.77	3,117.71

		26,287.12	19,453.23

11.	Provisions
	Provision for Taxation (less payments)	4,627.95	3,741.11
	Proposed Dividend (including tax thereon)	10,855.12	10,032.34
	Provision for Post Project Execution Warranty	—	47.08
	Provision for Gratuity and Leave Encashment	3,394.06	2,085.29

		18,877.13	15,905.82

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in lakhs

		Year	Year
		Ended	Ended
		31.03.2005	31.03.2004
12.	Other Income
	Interest on deposits — Gross	10,005.10	9,306.75

	{Tax Deducted at Source Rs. 2,090.28 lakhs } (2004 - Rs. 1,903.02 lakhs) Profit on sale of current investments — Trade	—	3.27
	Gain / (Loss) on exchange fluctuations (net)	(1,973.89)	(3,166.91)
	Profit on sale of long term investments	—	1,758.77
	Provision no longer required written back	47.08	190.11
	Miscellaneous income	177.20	81.08

		8,255.49	8,173.07

13.	Personnel Expenses
	Salaries and bonus	185,247.91	125,403.20
	Contribution to provident and other funds	13,450.38	7,662.30
	Staff welfare expenses	1,072.92	713.68
	Employee stock compensation expense	(12.38)	12.54

		199,758.83	133,791.72

14.	Operating and Administration Expenses
	Rent	5,025.37	3,958.39
	Rates and taxes	959.55	363.90
	Insurance	1,140.78	1,526.05
	Travelling and conveyance	17,396.09	15,617.89
	Communication	4,844.54	4,190.10
	Printing and stationery	481.99	375.64
	Power and fuel	1,867.79	1,343.10
	Advertising	449.58	425.75
	Marketing expenses	5,383.89	4,750.13
	Repairs and maintenance
	- Buildings	89.12	124.77
	- Machinery	979.65	592.13
	- Others	1,146.48	1,153.46
	Security services	211.96	155.91
	Legal and professional charges	7,223.42	6,730.19
	Provision for doubtful debts and advances	1,785.06	1,670.52
	Loss on sale of Fixed Assets (net)	111.90	122.08
	Directors’ sitting fees	4.30	1.75
	Auditors’ remuneration	65.37	65.28
	Donations and contributions	157.27	19.98
	Subscriptions	264.35	312.87
	Training and development	1,039.72	751.75
	Research and development	288.09	291.00
	Software charges	3,169.94	2,131.33
	Managerial remuneration
	- Salaries	34.80	34.80
	- Commission	82.80	46.80
	- Contribution to P.F.	4.18	4.18
	- Others	16.59	19.28
	Visa charges	1,706.33	1,974.58
	Miscellaneous expenses	1,817.97	2,351.33

		57,748.88	51,104.94

Satyam Computer Services Limited

Cash Flow Statement for the year ended March 31, 2005

Rs. in lakhs

		Year Ended	Year Ended
		31.03.2005	31.03.2004
A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	76,711.51	56,781.76
	Depreciation	10,394.21	11,161.58
	Loss on sale of Fixed Assets	111.90	122.08
	Profit on sale of Long term Investments	—	(1,758.77)
	(Increase)/Decrease in Sundry Debtors	(17,235.19)	(11,293.09)
	(Increase)/Decrease in Loans and Advances	(2,930.59)	(343.12)
	Increase/(Decrease) in Current Liabilities and Other Provisions	8,142.67	1,689.17
	Income Taxes Paid	(11,329.16)	(14,704.53)
	Exchange differences on translation of foreign currency cash and cash equivalents	530.91	1,811.80

	Net Cash Flow from Operating Activities	64,396.26	43,466.88

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(15,163.46)	(7,105.57)
	Purchase of Long term Investments	(373.07)	(99.08)
	Purchase of Current Investments	—	(100.00)
	Proceeds from liquidation/sale of Long term Investment	—	1,982.14
	Proceeds from sale of Current Investments	—	103.27
	Proceeds from sale of Fixed Assets	118.29	71.96
	Proceeds from Long Term matured Deposits	144,145.52	—
	Investment in Long Term Deposits	(179,550.00)	(20,891.25)
	Interest accrued / income received	16,705.16	1,996.22
	Interest on ADS Deposits	—	14.10

	Net Cash Flow from Investing Activities	(34,117.56)	(24,028.21)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	6,643.18	3,815.09
	Receipt of Share Application money pending allotment	44.66	18.62
	Proceeds from Secured Loans	866.11	586.03
	Repayment of Secured Loans	(609.16)	(503.65)
	Repayment of Unsecured Loan	—	(1,188.50)
	Financial expenses paid	(75.73)	(74.88)
	Payment of Dividend	(17,226.50)	(12,069.96)

	Net Cash Flow from Financing Activities	(10,357.44)	(9,417.25)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(530.91)	(1,811.80)

	Net Increase in Cash and Cash equivalents during the year	19,390.35	8,209.62
	Cash and Cash equivalents at the beginning of the year	37,390.40	29,180.78

	Cash and Cash equivalents at the end of the year	56,780.75	37,390.40

	Supplementary Information
	Cash and Bank Balances	236,330.75	181,535.92

	Less: Long Term Deposits with Scheduled Banks considered as investment	179,550.00	144,145.52

	Balance considered for Cash Flow Statement	56,780.75	37,390.40

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : April 21, 2005		Place : Secunderabad Date : April 21, 2005

11

Satyam Computer Services Limited

15.	Notes to Accounts

a)	Associate Stock Option Plans

i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 26,830,315 equity shares of Rs. 2 each were outstanding as at March 31, 2005 (2004 — 17,510,481).

Change in number of options outstanding were as follows:

	Year ended March 31,
Options	2005	2004
At the beginning of the year	17,510,481	14,464,148
Granted	14,205,757	5,110,799
Exercised	(2,637,399)	(1,418,938)
Cancelled	(2,248,524)	(645,528)
At the end of the year	26,830,315	17,510,481

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,257,901 ADS (2004 — 1,181,432) representing 2,515,802 equity shares of Rs. 2 each were outstanding as at March 31, 2005 ( 2004 — 2,362,864 ).

Satyam Computer Services Limited

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2005	2004
At the beginning of the year	1,181,432	1,263,275
Granted	366,724	127,343
Exercised	(188,091)	(144,986)
Cancelled	(102,164)	(64,200)
At the end of the year	1,257,901	1,181,432

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Year ended March 31,
Particulars		2005	2004
1.	Profit after Taxation
	- As reported (Rs. in lakhs)	75,026.00	55,579.18
	- Pro forma (Rs. in lakhs)	65,783.63	44,494.64
2.	Earnings per share:
	Basic
	- No. of shares	317,751,639	315,080,584
	- EPS as reported	Rs. 23.61	Rs. 17.64
	- Pro forma EPS	Rs. 20.70	Rs. 14.12
	Diluted
	- No. of shares	324,445,776	320,133,536
	- EPS as reported	Rs. 23.12	Rs. 17.36
	- Pro forma EPS	Rs. 20.28	Rs. 13.90

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2005	2004
Dividend yield	0.75%	0.61%
Expected volatility	60.61%	69.00%
Risk-free interest rate	7.00%	7.00%
Expected term (in years)	2.04	2.84

Satyam Computer Services Limited

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(d)	Land

During the year, the Company has entered an agreement of sale to acquire land measuring 5.04 acres at Madhapur, Hyderabad with AP Industrial Infrastructure Corporation Limited. As per the agreement, the company has paid Rs. 264.02 lakhs towards purchase of the land and the same has been disclosed as Freehold Land. On satisfaction of certain terms and conditions laid down in the agreement, the deed of conveyance shall be executed in favour of the company after payment of differential stamp duty, if any. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

(e)	Details of advances to subsidiaries/associates are as follows:

Rs. in lakhs

	Balance as at		Maximum Balance
	March 31,		March 31,
Name of Company	2005	2004	2005	2004
Wholly-owned subsidiaries:
Nipuna Services Limited	1,000.00	9.00	1,000.00	2,287.74
Satyam Technologies Inc.,	7.28	58.10	99.98	285.24
Satyam Computer Services (Shanghai) Co. Ltd.	10.02	—	10.02	—
Associate Companies:
SIFY Limited	0.75	74.31	76.14	74.31

Satyam Computer Services Limited

(f)	Balances with Non-Scheduled Banks

Rs. in lakhs

			Maximum Balances
	Balances as at March 31,		Year ended March 31,
Name of the Bank	2005	2004	2005	2004
Balances with Non-Scheduled Banks on
Current Accounts
Banque National De Paris, Spain	103.54	44.61	119.05	91.38
Banque National De Paris, Taipei	115.40	32.36	122.90	37.17
Citibank NA, Bangkok	780.24	179.28	882.43	407.10
Citibank NA, Chicago	3.74	3.81	4.03	3.98
Citibank NA, Dubai	175.13	40.68	248.41	119.38
Citibank NA, Hong Kong	12.27	6.38	24.25	10.88
Citibank, Hungary	13.67	—	50.20	—
Citibank NA, Kuala Lumpur	63.47	138.46	566.34	193.91
Citibank NA, London	274.62	73.26	863.60	905.92
Citibank NA, New York	791.42	154.24	3231.29	769.84
Citibank NA, Seoul	523.08	254.29	8,049.43	328.94
Citibank NA, Singapore	254.35	30.16	410.48	528.25
Citibank NA, Sydney	790.44	187.16	1,705.60	996.93
Citibank NA, Toronto	131.69	199.97	496.91	211.62
Dresdner Bank, Saarbruecken	183.11	19.85	637.90	211.81
First Union National Bank, Atlanta	6.29	6.33	6.68	6.57
First Union National Bank, New Jersey	351.41	50.05	1,049.98	515.91
Hong Kong and Shanghai Banking Corporation, London	1,700.08	885.83	2,627.34	2,243.16
Hong Kong and Shanghai Banking Corporation, Shanghai	1.66	4.38	5.49	19.91
Hong Kong and Shanghai Banking Corporation, Tokyo	712.60	370.36	712.60	575.36
KBC Bank N V, Brussels	133.89	54.70	217.22	167.21
Mitsui Sumitomo Bank, Tokyo	25.58	7.72	146.03	491.48
UBS Bank, Switzerland	99.16	—	236.94	—
Unicredit Bank, Italy	30.05	—	40.29	—
United Bank, Vienna	1,686.42	137.94	3,851.76	3,168.79
Woori Bank, Korea	29.76	—	30.39	—

	8,993.07	2,881.82

Satyam Computer Services Limited

(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Satyam Europe Limited, Satyam Asia Pte Limited, Vision Compass, Inc., Nipuna Services Limited, Satyam Technologies, Inc., and Satyam Computer Services (Shanghai) Co. Ltd.

Joint Ventures (JVs): Satyam-Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited.

Whole-time Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan. K (Partly Employed), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand and Ravi Shankar Bommakanti.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in lakhs

	Year ended March 31,
	2005	2004
Sales:
Subsidiaries	107.69	235.25
JVs	3.85	115.55

	111.54	350.80

Outsourcing:
Subsidiaries	2,028.66	1,151.11
JVs	3,191.78	2,450.90
Associates	864.79	620.07

	6,085.23	4,222.08

Other Services:
Subsidiaries	343.11	111.63
JVs	140.51	199.81
Associates	30.12	14.34

	513.74	325.78

Fixed Assets:
Subsidiaries	—	198.91
Associates	10.72	37.48

	10.72	236.39

Investments:
Subsidiaries	373.07	99.02

Advances:
Subsidiaries	1,000.00	911.52

Satyam Computer Services Limited

Rs. in lakhs

	As at March 31,
Balances :	2005		2004
Accounts Receivable:
Subsidiaries	123.88	*	400.79	*
JVs	31.53		251.18
Associates	—		15.91

	155.41		667.88

Payables:
Subsidiaries	1,102.46		2,413.96
JVs	1,383.23		835.07
Associates	258.64		201.84

	2,744.33		3,450.87

Investments:
Subsidiaries	4,573.20	*	4,200.13	*
JVs	1,071.35		1,071.35
Associates	2,203.57		2,203.57

	7,848.12		7,475.05

Advances and share application money:
Subsidiaries	1,017.30		67.10
Associates	0.75		74.31

	1,018.05		141.41

*	Net of provisions made

Transactions with Whole-time Directors and Key Managerial Personnel

Rs. in lakhs

	Year ended March 31,
	2005	2004
Remuneration to Whole-time Directors	90.37	93.06
Remuneration to Key Managerial Personnel	1,659.06	669.44
Advances to Key Managerial Personnel	191.12	—

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs

	As at March 31,
	2005	2004
Remuneration Payable to Whole-time Directors	21.48	22.10
Remuneration Payable to Key Managerial Personnel	120.64	11.99
Advances due from Key Managerial Personnel	41.67	12.48

Maximum indebtedness from Key Managerial Personnel during the year was Rs. 171.45 lacs (2004 — Rs.12.48 lacs)

Options granted and outstanding to the Key Managerial Personnel — 2,898,188 {includes 618,432 options granted under ASOP — ADS} (2004 — 1,886,567 {includes 406,700 options granted under ASOP — ADS}).

Satyam Computer Services Limited

(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs

	Year ended March 31,
	2005	2004
Lease rentals (Refer Schedule 14)	5,025.37	3,958.39

	As at March 31,
	2005	2004
Obligations on non-cancelable leases:
Not later than one year	1,897.78	814.68
Later than one year and not later than five years	2,797.77	2,217.97
Later than five years	255.85	376.51

Total	4,951.40	3,409.16

(i)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S. No.	Particulars	2005	2004
Basic
1.	Opening no. of shares	316,251,710	314,542,800
2.	Total Shares outstanding	317,751,639	315,080,584
3.	Profit after Taxation (Rs. in lakhs)	75,026.00	55,579.18
4.	EPS	Rs. 23.61	Rs. 17.64
Diluted
5.	Stock options outstanding	6,694,137	5,052,952
6.	Total shares outstanding (including dilution)	324,445,776	320,133,536
7.	EPS	Rs. 23.12	Rs. 17.36

(j)	Commitments and Contingencies

i)	Bank Guarantees outstanding Rs. 2,782.67 lakhs (2004 — Rs. 2,034.51 lakhs).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 3,822.37 lakhs (2004 — Rs. 868.18 lakhs)

iii)	Forward Contracts outstanding Rs. 131,726.16 lakhs (Equivalent US$ 301.50 millions) {2004 — Rs. 19,580.00 lakhs (Equivalent US$ 44.50 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 65.29 lakhs) (2004 — Rs.1,235.35 lakhs)

iv)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to USD 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Satyam Computer Services Limited

Further the company is required to subscribe to Convertible Debentures amounting to USD 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

(k)	Subsequent Event

On April 21, 2005, the Board of Directors of the Company, approved the proposed acquisition of Citisoft Plc (UK), (Citisoft), a business and systems consulting services company. The Company will acquire 100% of the fully diluted share capital of Citisoft Plc. for a total maximum purchase consideration of £20.5 million in all cash transaction. The Company will initially acquire approximately 75% of Citisoft and the balance in 2 equal installments. The purchase consideration would comprise an initial consideration, deferred consideration and contingent consideration based on earnings. The transaction is expected to be consummated by end of April 2005 and is subject to various regulatory approvals.

(l)	Other Information

i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Computation of Net Profit in accordance with Section 349 of the Companies Act, 1956 and calculation of commission payable to Directors.

Rs. in lakhs

	Year ended March 31,
	2005	2004
Profit after tax from ordinary activities	75,026.00	55,579.18
Add:
Managerial Remuneration	138.37	105.06
Director’s sitting fees	4.30	1.75
Depreciation as per Profit and Loss Account	10,394.21	10,848.32
Loss on sale of fixed assets (net) as per Profit and Loss Account	111.90	122.08
Provision for doubtful debts and advances	1,785.06	1,670.52
Wealth tax	4.73	4.44
Provision for taxation	11,674.34	10,615.29
Less:
Profit on sale of long term investments	—	1,758.77
Profit on sale of current investments	—	3.27
Provision no longer required written back	47.08	190.11
Depreciation as per Section 350 of the Companies Act, 1956	10,394.21	10,848.32
Loss on sale of fixed assets (net) as per Section 350 of the Companies Act, 1956	111.90	122.08

Net Profit in accordance with Section 349 of the Companies Act, 1956	88,585.72	66,024.09

Commission payable @ 1% of the net profit	885.86	660.24
Commission to Directors restricted to
- Whole-time Directors	34.80	34.80
- Non-executive Directors	48.00	12.00

Satyam Computer Services Limited

iii)	Auditors’ Remuneration:

Rs. in lakhs

	Year ended March 31,
	2005	2004
Statutory audit	55.00	55.00
Other services	9.00	9.00
Out of pocket expenses	1.37	1.28

iv)	Earnings in foreign exchange (on receipt basis):

Rs. in lakhs

	Year ended March 31,
	2005	2004
Income from software development services	303,243.51	229,344.98
Interest received on deposits with Banks	—	14.10

v)	C.I.F. value of imports

Rs. in lakhs

	Year ended March 31,
	2005	2004
Capital goods	6,545.19	3,432.27

vi)	Expenditure in foreign currency (on payment basis):

Rs. in lakhs

	Year ended March 31,
	2005	2004
Traveling expenses	7,020.97	5,933.80
Expenditure incurred at overseas branches	167,670.46	124,713.19
Others	5,917.18	4,878.20

(m)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 1,618.63 lakhs during the year (2004 — Rs. 1,134.08 lakhs)

(n)	Reclassification:

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.